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                     March 29, 2024

       Wei Kwang Ng
       Chief Executive Officer
       Plutonian Acquisition Corp.
       1441 Broadway 3rd, 5th & 6th Floors
       New York , NY 10018

                                                        Re: Plutonian
Acquisition Corp.
                                                            Form 10-K for the
year ended December 31, 2022
                                                            File No. 001-41554

       Dear Wei Kwang Ng:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Real Estate & Construction